SUBSCRIPTION AGREEMENT BETWEEN THE TRUST AND THE INVESTORS

RIVERNORTH CORE OPPORTUNITY FUND

A SERIES OF THE

RIVERNORTH FUNDS

LETTER OF INVESTMENT INTENT

December 1, 2006

To the Board of Trustees of RiverNorth Funds:

The undersigned (the “Purchaser”) hereby subscribes to purchase a beneficial interest (the “Interest”) of the RiverNorth Core Opportunity Fund, a series of the RiverNorth Funds, in the amount of $100,000 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

     /s/ Patrick W. Galley

Patrick W. Galley